

November 4, 2014

Via E-mail
Mr. Peter Hovenier
Chief Financial Officer
Boingo Wireless, Inc.
10960 Wilshire Blvd
Suite 800
Los Angeles, CA 90024

>   **Re: Boingo Wireless, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed March 17, 2014**
>   **File No. 001-35155**

Dear Mr. Hovenier:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, Advertising revenue, page 34

1.   Please tell us in detail the nature of your advertising revenues from sponsored access, promotional programs and online display advertising on your managed and operated networks and your partner networks. Please tell us if such advertising revenues are part of multiple element arrangements and if so, provide us with an analysis of your revenue

Mr. Peter Hovenier
Boingo Wireless, Inc.
November 4, 2014
Page 2

recognition policy for such arrangements. In addition, tell us how you considered whether your advertising revenues should be recognized on a gross or net basis pursuant to ASC 605-45-45.

Results of Operations, pages 40-46

2.   Please quantify the changes in your results of operations attributable to your acquisitions.

Liquidity and Capital Resources, page 46

3.   Please tell us and disclose the nature of your contracts with the U.S. government, including whether they contain any cost-sharing arrangements. We note that you disclose that the majority of your capital expenditures are for the build out of your residential broadband and IPTV networks on military bases, but that you will not derive any direct benefit from them.

Notes to Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition, page F-15

4.   Refer to the fourth paragraph. Please tell us when your build-out fees paid upfront are recognized other than deferred and the basis for your accounting.

Note 3. Acquisitions, pages F-21 through F-23
Note 8. Goodwill and intangibles, page F-29

5.   Please tell us and disclose where you have classified customer relationships in your table on page F-29. We note that you disclose existing airport and customer relationships obtained in the AWG and Endeka acquisitions with weighted average useful lives of 6.7 and 10.0 years, respectively, in Note 3. Please advise us if these relationships are part of 'Venue contracts' or a different category of intangible assets.

6.   Please tell us how you determined the useful lives of the existing airport and customer contracts and relationships of 6.7 years and 10 years for the AWG and Endeka acquisitions, respectively.

7.   Refer to the Endeka Group, Inc. disclosures on page F-23. Please tell us in detail how you determined the discount rate of 50.5% and 40.0% to 50.0% for the contingent consideration and intangible assets, respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director